Exhibit 99.30

[Sandstorm Gold Ltd. Logo]	NEWS RELEASE

Sandstorm Gold Announces Bulk
Sample Results from Bachelor Lake

Vancouver, British Columbia | July 12, 2012

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce the results of a 5,000 tonne bulk sample at the Bachelor Lake Mine (“Bachelor Lake”) operated by Metanor Resources Inc. (“Metanor”) (TSX-V: MTO).

Metanor processed 5,429 metric tonnes of ore from an underground bulk sample at Bachelor Lake. The ore was extracted from lateral developments made in the Main and B veins on level 13. The bulk sample confirmed the resource estimation model developed by Metanor for the two excavated veins and the results indicate 14.1% more gold content than was predicted by the block model of the resource. The mill produced gold recoveries of 97.58% compared to the 93% estimate in the pre-feasibility study, largely due to the change from a Merryl Crowe process to carbon in pulp. The higher recoveries along with larger veins underground, led to 25% more ounces of gold in the bulk sample than expected in the pre-feasibility study. The bulk sample has validated the continuity of the ore, consistency in the ore quality and the compatibility of the ore with the mill process at Bachelor Lake.

The following table shows the results of the bulk sample compared to the corresponding resource for the excavated veins.

	TONNES (M)	GRADE (G/T)	AU (OUNCES)	RECOVERY (%)	OUNCES PRODUCED

Processed	5,429	6.07	1,059	97.58	1,033

Reserve from model (25% dilution 0.0 g/t)	5,298	5.22	888	93.00	826

Change (%)	2.5	16.3	19.3	4.9	25.1

Resource excavated (undiluted)	4,354	7.44	1,041

Model resource (undiluted)	4,238	6.52	888

Change (%)	2.7	14.1	17.2

In accordance with Sandstorm’s gold purchase agreement with Metanor, Sandstorm is entitled to purchase 20% of the life of mine gold produced from Bachelor Lake, at a per ounce price of US$500.

Pascal Hamelin, P. Eng, Vice-President of Operations, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.